FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 29, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 29, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED
CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2015

Taipei, Taiwan, R.O.C., October 29, 2015 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$72,870 million for the third quarter of 2015 (3Q15), up by 9% year-over-year and up by 4% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$6,368 million, down from a net income attributable to shareholders of the parent of NT$7,217 million in 3Q14 and up from a net income attributable to shareholders of the parent of NT$3,652 million in 2Q15. Basic earnings per share for the quarter were NT$0.83 (or US$0.132 per ADS), compared to basic earnings per share of NT$0.94 for 3Q14 and NT$0.48 for 2Q15. Diluted earnings per share for the quarter were NT$0.69 (or US$0.109 per ADS), compared to diluted earnings per share of NT$0.82 for 3Q14 and NT$0.43 for 2Q15.

RESULTS OF OPERATIONS

3Q15 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 41%, 9%, 49%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$59,883 million for the quarter, up by 14% year-over-year and up from NT$58,656 million in 2Q15.

-	Raw material cost totaled NT$37,086 million during the quarter, representing 51% of total net revenues, compared with NT$35,465 million and 51% of total net revenues in 2Q15.

-	Labor cost totaled NT$8,742 million during the quarter, representing 12% of total net revenues, compared with NT$8,656 million and 12% of total net revenues in 2Q15.

-	Depreciation, amortization and rental expenses totaled NT$7,079 million during the quarter, up by 12% year-over-year and up by 1% sequentially.

●	Gross margin increased 1.3 percentage points to 17.8% in 3Q15 from 16.5% in 2Q15.

●	Total operating expenses during 3Q15 were NT$6,605 million, including NT$2,844 million in R&D and NT$3,761 million in SG&A, compared with total operating expenses of NT$6,157 million in 2Q15. Total operating expenses as a percentage of net revenues were 9% in 3Q15, remained the same as 3Q14 and 2Q15.

_______________

1All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

●	Operating income for the quarter totaled NT$6,382 million, up from NT$5,409 million in 2Q15. Operating margin was 8.8% in 3Q15 compared to 7.7% in 2Q15.

●	In terms of non-operating items:

-	Net interest expense was NT$492 million, up from NT$471 million in 2Q15.

-	Net foreign exchange loss of NT$2,520 million was primarily attributable to the appreciation of the U.S. dollar against the NT dollar and Renminbi (“RMB”).

-	Gain on valuation of financial assets and liabilities was NT$4,502 million.

-	Other net non-operating loss of NT$91 million was primarily related to miscellaneous loss. Total non-operating income for the quarter were NT$1,428 million, compared to total non-operating income of NT$506 million for 3Q14 and total non-operating expenses of NT$9 million for 2Q15.

●	Income before tax was NT$7,810 million for 3Q15, compared to NT$5,400 million in 2Q15. We recorded income tax expenses of NT$1,127 million during the quarter, compared to NT$1,596 million in 2Q15.

●	In 3Q15, net income attributable to shareholders of the parent was NT$6,368 million, compared to net income attributable to shareholders of the parent of NT$7,217 million for 3Q14 and net income attributable to shareholders of the parent of NT$3,652 million for 2Q15.

●	Our total number of shares outstanding at the end of the quarter was 7,902,928,996, including treasury stock owned by our subsidiaries. Our 3Q15 basic earnings per share of NT$0.83 (or US$0.132 per ADS) were based on 7,635,674,799 weighted average number of shares outstanding in 3Q15. Our 3Q15 diluted earnings per share of NT$0.69 (or US$0.109 per ADS) were based on 8,230,922,687 weighted average number of shares outstanding in 3Q15.

3Q15 Results Highlights – IC ATM2

●	Net revenue contribution from IC ATM operations was NT$39,862 million for the quarter, down by 6% year-over-year and up by 6% sequentially. Net revenue contribution from packaging operations, testing operations, substrates sold to third parties and others was NT$32,489 million, NT$6,426 million, NT$928 million, and NT$19 million, respectively, and each represented approximately 82%, 16%, 2% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$29,211 million for the quarter, down by 3% year-over-year and up by 4% sequentially.

-	Raw material cost totaled NT$8,641 million during the quarter, representing 22% of total net revenues, compared with NT$8,213 million and 22% of total net revenues in 2Q15.

-	Labor cost totaled NT$7,442 million during the quarter, representing 19% of total net revenues, compared with NT$7,263 million and 19% of total net revenues in 2Q15.

-	Depreciation, amortization and rental expenses totaled NT$6,478 million during the quarter, up by 7% year-over-year and down by 0.1% sequentially.

●	Gross margin increased 1.5 percentage points to 26.7% in 3Q15 from 25.2% in 2Q15.

●	Total operating expenses during 3Q15 were NT$5,007 million, including NT$2,125 million in R&D and NT$2,882 million in SG&A, compared with total operating expenses of NT$4,403 million in 2Q15. Total operating expenses as a percentage of net revenues were 13% in 3Q15, up from 11% in 3Q14 and up from 12% in 2Q15.

_______________

2ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

●	Operating income for the quarter totaled NT$5,644 million, up from NT$5,101 million in 2Q15. Operating margin was 14.2% in 3Q15 compared to 13.5% in 2Q15.

3Q15 Results Highlights – EMS

●	Net revenue contribution from EMS operations for the quarter was NT$36,161 million, up by 35% year-over-year and up by 5% sequentially.

●	Cost of revenues for the quarter was NT$33,176 million, up by 36% year-over-year and up by 2% sequentially.

-	Raw material cost totaled NT$28,234 million during the quarter, representing 78% of total net revenues, compared with NT$26,872 million and 78% of total net revenues in 2Q15.

-	Labor cost totaled NT$1,300 million during the quarter, representing 4% of total net revenues, compared with NT$1,393 million and 4% of total net revenues in 2Q15.

-	Depreciation, amortization and rental expenses totaled NT$640 million during the quarter, up by 138% year-over-year and up by 8% sequentially.

●	Gross margin increased to 8.3% in 3Q15 from 6.4% in 2Q15.

●	Total operating expenses during 3Q15 were NT$1,606 million, including NT$746 million in R&D and NT$860 million in SG&A, compared with total operating expenses of NT$1,745 million in 2Q15. Total operating expenses as a percentage of net revenues were 4% in 3Q15, down from 5% in 3Q14 and down from 5% in 2Q15.

●	Operating income for the quarter totaled NT$1,379 million, up from NT$461 million in 2Q15. Operating margin increased to 3.8% in 3Q15 from 1.3% in 2Q15.

LIQUIdiTY AND CAPITAL RESOURCES

●	As of September 30, 2015, our cash and current financial assets totaled NT$45,568 million, compared to NT$58,865 million as of June 30, 2015.

●	Capital expenditures in 3Q15 totaled US$140 million, of which US$83 million were used for packaging, US$25 million for testing, US$24 million for EMS, US$7 million for interconnect materials and US$1 million for Real Estate.

●	As of September 30, 2015, we had total debt of NT$124,546 million, compared to NT$91,904 million as of June 30, 2015. Total debt consisted of NT$45,747 million of short-term borrowings, NT$4,606 million of the current portion of bonds payable, long-term borrowings and capital lease obligations and NT$74,193 million of bonds payable, long-term borrowings and capital lease obligations. Total unused credit lines amounted to NT$148,963 million.

●	Current ratio as of September 30, 2015 was 1.31, compared to 1.34 as of June 30, 2015. Net debt to equity ratio was 0.48 as of September 30, 2015.

●	Total number of employees was 67,116 as of September 30, 2015, compared to 66,091 as of September 30, 2014 and 68,310 as of June 30, 2015.

Business Review

Packaging Operations3

●	Net revenues generated from our packaging operations were NT$32,489 million during the quarter, down by NT$1,860 million, or by 5% year-over-year, and up by NT$1,931 million, or by 6% sequentially.

●	Net revenues from advanced packaging accounted for 34% of our total packaging net revenues during the quarter, up by 3 percentage points from 2Q15. Net revenues from IC wirebonding accounted for 56% of our total packaging net revenues during the quarter, down by 1 percentage point from 2Q15. Net revenues from discrete and others accounted for 10% of our total packaging net revenues during the quarter, down by 2 percentage points from 2Q15.

_______________

3IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

●	Gross margin for our packaging operations during the quarter was 24.8%, down by 1.0 percentage points year-over-year and up by 2.1 percentage points from 2Q15.

●	Capital expenditures for our packaging operations amounted to US$83 million during the quarter, of which US$40 million were used for purchases of wafer bumping and flip chip packaging equipment and US$43 million for common equipment purchases, including SiP equipment purchases.

●	As of September 30, 2015, there were 15,617 wirebonders in operation. 1 wirebonder was added and 46 wirebonders were disposed of during the quarter.

Testing Operations

●	Net revenues generated from our testing operations were NT$6,426 million during the quarter, down by NT$401 million, or by 6% year-over-year, and up by NT$196 million, or by 3% sequentially.

●	Final testing accounted for 76% of our total testing net revenues, up by 1 percentage point from the previous quarter. Wafer sort accounted for 20% of our total testing net revenues, down by 1 percentage point from 2Q15. Engineering testing accounted for 4% of our total testing net revenues, remained the same as 2Q15.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,708 million during the quarter, up from NT$1,634 million in 3Q14 and up from NT$1,678 million in 2Q15.

●	In 3Q15, gross margin for our testing operations was 36.1%, down by 3.7 percentage points year-over-year and up by 0.9 percentage point from the previous quarter.

●	Capital expenditures for our testing operations amounted to US$25 million during the quarter.

●	As of September 30, 2015, there were 3,417 testers in operation. 72 new testers were added and 25 testers were disposed of during the quarter.

EMS Operations

●	Net revenues generated from our EMS operations were NT$36,161 million during the quarter, up by NT$9,395 million, or by 35% year-over-year, and up by NT$1,585 million, or by 5% sequentially.

●	Communications products accounted for 56% of our total net revenues from EMS operations for the quarter, up by 12 percentage points from 2Q15. Computing products accounted for 13% of our total net revenues from EMS operations, remained the same as 2Q15. Consumer products accounted for 19% of our total net revenues from EMS operations, down by 9 percentage points from 2Q15. Industrial products accounted for 7% of our total net revenues from EMS operations, down by 2 percentage points from 2Q15. Automotive products accounted for 4% of our total net revenues from EMS operations, down by 1 percentage point from the previous quarter.

●	In 3Q15, gross margin for our EMS operations was 8.3%, down by 0.3 percentage points year-over-year and up by 1.9 percentage points from the previous quarter.

●	Capital expenditures for our EMS operations amounted to US$24 million during the quarter.

Advanced Semiconductor Engineering, Inc.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$1,954 million during the quarter, down by NT$613 million, or by 24% year-over-year, and down by NT$276 million, or by 12% from 2Q15. Of the total output of NT$1,954 million, NT$762 million was from sales to external customers.

●	Gross margin for substrate operations was 11.1% during the quarter, down by 8.6 percentage points year-over-year and down by 5.1 percentage points from 2Q15.

●	In 3Q15, our internal substrate manufacturing operations supplied 23% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 38% of our total net revenues in 3Q15, compared to 37% in 3Q14 and 36% in 2Q15. One customer accounted for more than 10% of our total net revenues in 3Q15.

●	Our top 10 customers contributed 53% of our total net revenues during the quarter, compared to 51% in 3Q14 and 2Q15.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues during the quarter, compared to 33% in 3Q14 and 35% in 2Q15.

EMS Basis

●	Our five largest customers together accounted for approximately 85% of our total net revenues in 3Q15, compared to 73% in 3Q14 and 82% in 2Q15. One customer accounted for more than 10% of our total net revenues in 3Q15.

●	Our top 10 customers contributed 92% of our total net revenues during the quarter, compared to 87% in 3Q14 and 92% in 2Q15.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2015 to be as follows:

●	IC ATM capacity should stay flat and blended utilization should be down 4-6% sequentially;

●	IC ATM gross margin should resemble 1Q15 level;

●	EMS capacity should stay flat and blended loading should be up mid-teen percentage sequentially;

●	EMS gross margin should approach 2Q15 level.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	3Q/15	2Q/15	3Q/14
Net Revenues	39,862	37,671	42,211
Revenues by Application
Communication	55%	55%	53%
Computer	11%	10%	12%
Automotive, Consumer & Others	34%	35%	35%
Revenues by Region
North America	63%	62%	62%
Europe	10%	12%	10%
Taiwan	17%	16%	18%
Japan	5%	5%	6%
Other Asia	5%	5%	4%

Packaging Operations

Amounts in NT$ Millions	3Q/15	2Q/15	3Q/14
Net Revenues	32,489	30,558	34,349
Revenues by Packaging Type
Advanced Packaging	34%	31%	29%
IC Wirebonding	56%	57%	61%
Discrete and Others	10%	12%	10%
Capacity
CapEx (US$ Millions)*	83	140	281
Number of Wirebonders	15,617	15,662	15,994

Testing Operations

Amounts in NT$ Millions	3Q/15	2Q/15	3Q/14
Net Revenues	6,426	6,230	6,827
Revenues by Testing Type
Final test	76%	75%	76%
Wafer sort	20%	21%	21%
Engineering test	4%	4%	3%
Capacity
CapEx (US$ Millions)*	25	43	70
Number of Testers	3,417	3,370	3,295

EMS Operations

Amounts in NT$ Millions	3Q/15	2Q/15	3Q/14
Net Revenues	36,161	34,576	26,766
Revenues by End Application
Communication	56%	44%	55%
Computer	13%	13%	17%
Consumer	19%	28%	9%
Industrial	7%	9%	11%
Automotive	4%	5%	7%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	24	27	74

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data4

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2015	Jun. 30 2015	Sep. 30 2014	Sep. 30 2015	Sep. 30 2014
Net revenues:
Packaging	29,575	28,618	32,031	87,514	89,394
Testing	6,426	6,231	6,827	18,837	19,212
Direct Material	762	839	1,033	2,462	2,685
EMS	36,107	34,534	26,741	98,941	68,607
Others	-	-	-	-	49
Total net revenues	72,870	70,222	66,632	207,754	179,947

Cost of revenues	(59,883)	(58,656)	(52,424)	(170,888)	(142,769)
Gross profit	12,987	11,566	14,208	36,866	37,178

Operating expenses:
Research and development	(2,844)	(2,733)	(2,550)	(8,124)	(7,521)
Selling, general and administrative	(3,761)	(3,424)	(3,559)	(10,659)	(9,858)
Total operating expenses	(6,605)	(6,157)	(6,109)	(18,783)	(17,379)
Operating income	6,382	5,409	8,099	18,083	19,799

Net non-operating (expenses) income:
Interest expense - net	(492)	(471)	(504)	(1,489)	(1,535)
Foreign exchange gain (loss)	(2,520)	839	(214)	(1,141)	(171)
Gain (loss) on equity-method investments	29	(54)	14	(21)	(81)
Gain (loss) on valuation of financial assets and liabilities	4,502	(349)	1,294	3,184	650
Others	(91)	26	(84)	100	307
Total non-operating income (expenses)	1,428	(9)	506	633	(830)
Income before tax	7,810	5,400	8,605	18,716	18,969

Income tax expense	(1,127)	(1,596)	(1,240)	(3,579)	(2,791)
Income from continuing operations and before noncontrolling interest	6,683	3,804	7,365	15,137	16,178
Noncontrolling interest	(315)	(152)	(148)	(648)	(405)

Net income attributable to shareholders of the parent	6,368	3,652	7,217	14,489	15,773

Per share data:
Earnings (losses) per share
– Basic	NT$0.83	NT$0.48	NT$0.94	NT$1.89	NT$2.05
– Diluted	NT$0.69	NT$0.43	NT$0.82	NT$1.76	NT$1.98

Earnings (losses) per equivalent ADS
– Basic	US$0.132	US$0.077	US$0.156	US$0.302	US$0.342
– Diluted	US$0.109	US$0.070	US$0.137	US$0.281	US$0.329

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,230,923	8,151,710	8,194,417	8,240,964	8,209,165

Exchange rate (NT$ per US$1)	31.69	30.84	29.92	31.35	30.07

_______________

4Starting in 2015, we prepare financial statements in accordance with Taiwan-IFRS 2013 version. Under Taiwan-IFRS 2013 version, the impact of some newly effected GAAP shall be retroactively applied. The consolidated statements of comprehensive income for the three months ended September 30, 2014 and for the period ended September 30, 2014 have been adjusted accordingly.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM4

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2015	Jun. 30 2015	Sep. 30 2014	Sep. 30 2015	Sep. 30 2014
Net revenues:
Packaging	32,489	30,558	34,349	94,593	93,928
Testing	6,426	6,230	6,827	18,836	19,212
Direct Material	928	865	1,035	2,654	2,688
Others	19	18	-	55	-
Total net revenues	39,862	37,671	42,211	116,138	115,828

Cost of revenues	(29,211)	(28,167)	(30,129)	(85,988)	(84,894)
Gross profit	10,651	9,504	12,082	30,150	30,934

Operating expenses:
Research and development	(2,125)	(1,969)	(2,010)	(6,003)	(6,013)
Selling, general and administrative	(2,882)	(2,434)	(2,711)	(7,856)	(7,352)
Total operating expenses	(5,007)	(4,403)	(4,721)	(13,859)	(13,365)
Operating income	5,644	5,101	7,361	16,291	17,569

Net non-operating (expenses) income:
Interest expense - net	(540)	(489)	(528)	(1,559)	(1,594)
Foreign exchange gain (loss)	(1,837)	630	(184)	(675)	(194)
Gain (loss) on equity-method investments	(63)	839	577	1,392	1,541
Gain (loss) on valuation of financial assets and liabilities	4,433	(516)	1,197	2,788	474
Others	(204)	(336)	(42)	(345)	432
Total non-operating income (expenses)	1,789	128	1,020	1,601	659
Income before tax	7,433	5,229	8,381	17,892	18,228

Income tax expense	(1,016)	(1,537)	(1,108)	(3,262)	(2,331)
Income from continuing operations and before noncontrolling interest	6,417	3,692	7,273	14,630	15,897
Noncontrolling interest	(49)	(40)	(56)	(141)	(124)

Net income attributable to shareholders of the parent	6,368	3,652	7,217	14,489	15,773

Per share data:
Earnings (losses) per share
– Basic	NT$0.83	NT$0.48	NT$0.94	NT$1.89	NT$2.05
– Diluted	NT$0.69	NT$0.43	NT$0.82	NT$1.76	NT$1.98

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,230,923	8,151,710	8,194,417	8,240,964	8,209,165

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS4

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2015	Jun. 30 2015	Sep. 30 2014	Sep. 30 2015	Sep. 30 2014
Net revenues:
Total net revenues	36,161	34,576	26,766	99,081	68,651

Cost of revenues	(33,176)	(32,370)	(24,477)	(91,625)	(62,263)
Gross profit	2,985	2,206	2,289	7,456	6,388

Operating expenses:
Research and development	(746)	(783)	(560)	(2,190)	(1,575)
Selling, general and administrative	(860)	(962)	(820)	(2,736)	(2,374)
Total operating expenses	(1,606)	(1,745)	(1,380)	(4,926)	(3,949)
Operating income	1,379	461	909	2,530	2,439

Net non-operating (expenses) income:
Total non-operating income	(558)	423	110	81	303
Income before tax	821	884	1,019	2,611	2,742

Income tax expense	(120)	(64)	(138)	(340)	(482)
Income from continuing operations and before noncontrolling interest	701	820	881	2,271	2,260
Noncontrolling interest	(272)	(110)	(93)	(512)	(288)

Net income attributable to shareholders of the parent	429	710	788	1,759	1,972

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

As of Sep. 30, 2015		As of Jun. 30, 2015

Current assets:
Cash and cash equivalents	42,410	54,175
Financial assets – current	3,158	4,690
Notes and accounts receivable	53,156	50,733
Inventories	52,706	46,152
Others	5,741	4,513
Total current assets	157,171	160,263

Financial assets – non current & Investments – equity method	37,887	2,280
Property plant and equipment	152,981	152,755
Intangible assets	11,959	11,829
Prepaid lease payments	2,610	2,488
Others	5,844	5,546
Total assets	368,452	335,161

Current liabilities:
Short-term borrowings	45,747	37,193
Current portion of bonds payable	2,578	0
Current portion of long-term borrowings & capital lease obligations	2,028	1,554
Notes and accounts payable	39,700	33,955
Others	29,861	47,236
Total current liabilities	119,914	119,938

Bonds payable	35,804	30,867
Long-term borrowings & capital lease obligations	38,389	22,290
Other liabilities	10,062	9,378
Total liabilities	204,169	182,473
Shareholders of the parent	153,529	142,601

Noncontrolling interest	10,754	10,087
Total liabilities & shareholders’ equity	368,452	335,161

Current Ratio	1.31	1.34
Net Debt to Equity	0.48	0.22